Filed Pursuant to Rule 433

Registration Statement No. 333-181770

Pricing Term Sheet

Allegheny Technologies Incorporated

$500,000,000

5.875% Senior Notes due 2023

This term sheet to the preliminary prospectus supplement dated July 9, 2013, should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Allegheny Technologies Incorporated
Security:	5.875% Senior Notes due 2023
Principal Amount:	$500,000,000
Trade Date:	July 9, 2013
Settlement Date:	July 12, 2013 (T+3)
Maturity:	August 15, 2023
Coupon:	5.875%
Public Offering Price:	99.991%
Yield to Maturity:	5.875%
Benchmark Treasury:	1.750% due May 15, 2023
Benchmark Treasury Price:	92-15+
Benchmark Treasury Yield:	2.621%
Spread to Benchmark Treasury:	+325.4 bps
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2014
Net Proceeds to Issuer (before expenses):	$496,705,000
Optional Redemption:	Prior to May 15, 2023 greater of 100% of the principal amount of the notes redeemed and make whole at Treasury plus 50 basis points; on and after May 15, 2023, 100% of the principal amount of the notes redeemed; in each case, plus accrued and unpaid interest to the date of redemption
Change of Control:	After a “Change of Control Repurchase Event,” the Company will offer to repurchase notes at a price equal to 101% of principal amount, plus accrued and unpaid interest.
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	01741RAF9 / US01741RAF91
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC PNC Capital Markets LLC Wells Fargo Securities, LLC

We have filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533; or Merrill Lynch, Pierce, Fenner & Smith Incorporated collect at 1-800-294-1322.